Federated Investors, Inc.

Federated Investors Tower

1001 Liberty Avenue

Pittsburgh, PA 15222-3779

412-288-1900 Phone Federated

FederatedInvestors.com World-Class Investment Manager®

May 14, 2012

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathy Churko

Dear Ms. Churko:

On April 23, 2012 we discussed comments on the following registrants:

Federated Clover Value Fund (FCVF) 09/30/11

Federated Clover Small Value Fund (FCSVF) 09/30/11

Federated Prudent Bear Fund (FPBF) 09/30/11

Federated InterContinental Fund (FICF) 11/30/11

Federated Mortgage Strategy Portfolio (FMSP) 12/31/11

Federated Corporate Bond Strategy Portfolio (FCP) 12/31/11

Federated GNMA Trust (GNMA) 01/31/12

Federated Real Return Bond Fund (FRRBF) 03/31/11

Federated Unconstrained Bond Fund (FUBF) 11/30/11

Federated Capital Income Fund (FCIF) 11/30/11

Federated Inflation-Protected Securities Core Fund (IPCORE) 12/31/11

You requested that the items listed below be resolved for each Fund’s next update. Following are my responses to your comments.

  Comment: On FCVF, FCSVF, FPBF and FICF you indicated that when new classes were added to these funds, which are merger accounting survivors, those new classes are presenting adjusted prior performance of an existing class as their own in the Management Discussion of Fund Performance (MDFP) line graph and total return table. You requested Federated to provide the rule which permits us to disclose this performance for the new classes.

Response: While Federated is not aware of any specific rule, we believe the current presentation is consistent with relevant no-action letters dealing broadly with presentation of “performance information” for new classes. See, e.g., Quest for Value Dual Purpose Fund, Inc. (pub. avail. Feb. 28, 1997); and Comstock Partners Strategy Fund, Inc. (pub. avail. Apr. 6, 1995) (with specific reference to shareholder reports). Additionally, we note that the Form N1-A prescribed MDFP total return table specifically requires the use of the SEC “standardized” total returns, which were specifically addressed in the cited no-action letters. Moreover, we view the current presentation as appropriate and desirable, in that it provides more complete information, and avoids the investor confusion that would result from using performance periods in the MDFP that would differ from all other presentations of performance. The Federated funds have taken this approach to presenting new class information in the MDFP for quite some time, and based on discussions with one of the Big Four accounting firms, is done by others in the industry. We are not aware of any policy consideration that would dictate a different approach to presenting performance information in the MDFP than what the staff has permitted for every other presentation of performance information.

  Comment: On FMSP, you questioned what the Payable to Adviser relates to given there is no adviser fee.

Response: Although this fund does not accrue advisory fees, the investment adviser assumes third party expenses. This amount represents an over-accrual of assumed expenses recorded and therefore is owed back to the adviser.

  Comment: On GNMA, you asked if there were any Level 2 transfers.

Response: There were no Level 2 transfers. It is Federated’s policy to disclose transfers among Levels 1,2 and 3 when they occur.

  Comment: With respect to the filing of FRRBF, you indicate that the March 31st Portfolio of Investments and Statement of Assets and Liabilities of Federated Inflation-Protected Securities Fund (IPCORE) should be included in addition to the full set of December 31st financial statements.

Response: We believe that the staff position to which you refer specifically applies only to funds that use the master-feeder structure. FRRBF is more appropriately considered a fund-of-funds as it also invests in other securities. The inclusion of the financial statements of IPCORE in the Annual Report of FRRBF is to allow the shareholder to have more information available and also to comply with the November 7, 1997 “Dear CFO” letter relating to fund-of-funds.

  Comment: You indicate that the ownership percentage of IPCORE held by FRRBF should be stated in the Notes to Financial Statements (NFS).

Response: The financial statements for IPCORE are included in the FRRBF annual report. Due to this fact, we believe the shareholder can easily determine that a significant portion of IPCORE is owned by FRRBF and believe no additional disclosure is necessary.

  Comment: On FRRBF, you indicate that the Prospectus discussion of investing in other mutual funds should be disclosed as a principal strategy and therefore should occur at the front of the document, not further back in the document since this strategy is utilized significantly.

Response: We will add a discussion of the Fund’s investment in other mutual funds in the summary section of the Fund’s prospectus at the next update.

  Comment: On IPCORE you asked why the assets which act as collateral for credit default swaps are not flagged accordingly.

Response: We will indicate securities held as collateral, if any, going forward.

  Comment: You asked if the yields for FRRBF on the Federated public website reflect inflation/deflation adjustments with respect to the IPCORE holdings.

Response: Yes. The quarterly dividend paid by FRRBF (and the distribution yield quoted) is directly impacted by the dividend paid by IPCORE to FRRBF. The dividend paid by IPCORE reflects the income it earns adjusted for inflation/deflation due to TIPS investments.

  Comment: You asked why the Board of Trustees (Trustees) of Federated Core Trust (IPCORE) does not affix their signatures to the 485B filing of Federated Income Securities Trust (FRRBF).

Response: We note that the staff position to which you refer specifically applied only to funds that use the master-feeder structure, and that it’s continued application to filings on Form N-1A is not applicable (see Rel. No. 33-7512, Mar. 13, 1998, at fn. 214 indicating that neither the Guides nor the GCLs will apply to registration statements prepared on the amended Form). As previously indicated, this is not a master-feeder structure but instead a fund-of-funds. Additionally, Federated does not believe there is any additional benefit to investors to require that the Trustees of Federated Core Trust sign the registration statement of Federated Income Securities Trust. The Trustees of both registrants are identical. Based on this fact, the shared board is consequently equally liable for the content of both filings. To require the same individuals to sign the registration statement of Federated Income Securities Trust again does not, in our view, add to the protection of the investing public.

  Comment: On IPCORE, you questioned what the Payable to Adviser relates to given there is no advisory fee.

Response: The Statement of Assets and Liabilities of IPCORE does not present a Payable to Adviser.

  Comment: On FRRBF, you indicate that the tax impact of a potential significant redemption of the IPCORE position should be addressed in the NFS and perhaps the Prospectus (if material).

Response: In footnote five of the Notes to Financial Statements of FRRBF under the heading Transactions Involving Affiliated Holdings, we make the statement; “The performance of the Fund is directly affected by the performance of the Core Trust”. We believe this statement, as well as the fact that the footnote also indicates that 89.8% of FRRBF’s assets are invested in IPCORE is sufficient disclosure.

  Comment: On FUBF, you indicate that the portfolio turnover is over 1000% and there is only boilerplate verbiage in the Prospectus. You indicate that this discussion should be elaborated as to the tax and performance impacts of such high turnover amounts.

Response: We will elaborate on the portfolio turnover language in the summary prospectus at the next update.

  Comment: On FCIF, you indicate that the fund invests 50% of its assets in other mutual funds and the Prospectus discussion of investing in other mutual funds should occur near the front of the document since this strategy is utilized significantly.

Response: We will add a discussion of the Fund’s investment in other mutual funds in the summary section of the Fund’s prospectus at the next update.

  Comment: You indicate that the NFS for FCP indicates that the fund is non-diversified; however it appears that it is in fact operating as a diversified entity. You asked if it has been operating as a diversified entity for three years or more, to indicate that it will not revert to non-diversified without obtaining shareholder approval.

Response: In accordance with Rule 13a-1, we will not allow the Fund to revert to non-diversified status without shareholder approval.

In connection with the review of this submission by the staff of the Securities and Exchange Commission, the Funds acknowledge the staff’s view that: the Funds are responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions on my responses, please contact me at (412) 288-7045

Sincerely,

/s/ Richard A. Novak

Richard A. Novak

Treasurer